TEMBEC INDUSTRIES INC.
800RENE LEVESQUE BLVD WEST, STE 1050
MONTREAL QUEBEC  H3B 1X9
CANADA

October 7, 2005

Via courier

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington D.C. 20549-7010

Attention:     Nilima Sha, Accounting Branch Chief

RE:    Form 40-F for Fiscal Year Ended September 25, 2004
           File no: 33-80178

Dear Mr. Sha,

Thank you for yours of September 12th. To facilitate the treatment of your queries, we have reproduced them below and included our response thereto.

Form 40-F for the Year Ended September 25, 2004

Disclosure Controls and Procedures
Q1.

We note your proposed disclosure revisions in response to prior comment three of our letter dated August 12, 2005. Your proposed disclosures indicated that disclosure controls and procedures are only effective "to ensure that information required to be disclosed by the issuer in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC". In future filings, please also state, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

A1.	Our future filings will be tailored to conform to the requirements.

Financial Statements, page 40

Note 1 - Significant Accounting Policies, page 44

Q2.

We have reviewed your response to prior comment 12 of our letter dated August 12, 2005. If material, please explain in further detail why you believe that the primary economic environment of your US and French operations is that of Canada. See paragraph 5 of SFAS No. 52. In this regard, please tell us the following:

	a)	Sales market indicators - please clarify whether there is an active local sales market for the products produced by your US and French operations or whether the markets are mostly in Canada.
b)

Expense indicators - we note from your disclosure on page 31 that your production inputs are purchased in local currency. Please clarify whether labor and production-related assets in the US and France are also in local costs or obtained from Canada.

c)

Financing indicators - we note from your response that the Canadian parent company borrows US dollar denominated debt and provides loans to the foreign operations. Please clarify for us whether the foreign operations generate sufficient funds to service this debt to you, as well as any external parties, or whether, for example, you are funding losses incurred by the US and French operations. In other words, please clarify for us whether your US and French operations would be able to obtain and service its debt obligations if they were stand-alone entities, not subject to indentures associated with your high yield debt. Please also clarify for us the purpose of the loans you have provided to your US and French operations, including whether they were made for expansion-related purposes.

Alternatively, if you do not believe that your use of the Canadian dollar, instead of the local currency, as the functional currency of your US and French operations, has a material effect on your financial statements, please provide us with the quantitative and qualitative basis for your conclusion. See SAB 99.

A2.	a)

Sales market indicators - products produced by our US operations are sold locally and denominated in US dollars. Products produced by our French operations are sold continentally predominantly in local currency but is a function of the US reference pricing converted based on the exchange rate differentials at the date of the transaction. Less than 2% of US production is sold in Canada. No French production is sold in Canada.

	b)	Expense indicators - labor and production-related assets in the US and France are in local costs.

c)

Financing indicators - currently our US and French operations would not be able to obtain and service long-term loan facilities on a stand-alone basis. All operations are supported by mill specific operating loan facilities and are secured by either inventories, receivables or both.

Loans provided by the parent to our US and French operations were predominantly created as part of the initial acquisitions of the respective assets. Changes to the loan balances over time reflect certain Recapitalization initiatives, the result of ongoing losses. Expansion related activities have been modest since their acquisitions in 2001.

Note 21 - Financial Instruments, page 73

Q3.

We note your response to prior comment 13 to our letter dated August 12, 2005. Please explain in detail how you applied paragraph 15 of SFAS No. 133 to determine that the US dollar denominated contracts under which your Canadian and European operations sold US $2.2 billion of your products do not contain embedded derivatives. In this regard, please clarify the following:

a)

If you believe you meet paragraph 15(a) of SFAS No. 133, please reconcile the requirement in paragraph 15(a) to your response to prior comment 12, which suggest that the functional currency of your Canadian and European operations is other than the US dollar. If you believe that the functional currency of another substantial party to the contract is the US dollar, please explain in detail the party's involvement in the contract and how you determined that the functional currency of this party is the US dollar. We would assume, for example, that the customers of your Canadian and European operations would have functional currencies of other than the US dollar. If our assumption is not correct, please tell us why not.

b)

If you believe you meet paragraph 15(b) of SFAS No. 133, please explain the basis for this view in detail, particularly given that both you and your competitors appear to also sell forest, pulp and paper products in currencies other than the US dollar.

c)

If you believe you meet paragraph 15(c) of SFAS No. 133, please explain the basis for this view, given that on page 31 of your Form 40-F, you state that these sales are from your Canadian and European operations, where the local currency is other than the US dollar.

d)

If you believe you meet paragraph 15(d) of SFAS No. 133, please explain the basis for this view, given that your operations in Canada and Europe do not appear to operate in highly inflationary environments.

A3.	a)	For reasons noted in b), we believe that paragraph b) best describes our situation.

b)

As noted earlier, prices of most of our products including those sold by Canadian and European operations are driven by US dollar published reference prices. Pricing of products to Canadian and European customers may be in the local currency, but is a function of the US reference pricing converted based on the exchange rate differentials between that country's currency and the US dollar at the time of the transaction.

	c)	See b) above.

	d)	See b) above.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments with respect to these responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michel J. Dumas

Michel J. Dumas

Executive Vice-President, Finance

and Chief Financial Officer

cc.   Scott Watkinson, SEC
        Tony Fratianni, Tembec